Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the years ended December 31, 2019 and 2018. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with the our audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Additional information relating to us, including our Annual Report and Annual Information Form, as well as other public filings, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as at February 26, 2020.

Information in relation to common shares, stock options, broker warrants and per share amounts included in the audited consolidated financial statements and MD&A for the year ended December 31, 2019 reflect the 3.6 for 1 share consolidation effective on August 19, 2019.

All currency figures reported in the consolidated financial statements and in this document are in Canadian dollars, unless otherwise specified. The Canadian dollar was the Company’s functional and presentation currency for all years presented.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including chronic cough and chronic pruritus;

•	our aim to complete additional preclinical studies on BLU-5937;

•	our aim to pursue the Phase 2 clinical trial on BLU-5937 for the treatment of patients with refractory chronic cough in 2019 with topline data in mid-2020, and initiate later stage clinical studies thereafter;

•	our aim to initiate a Phase 2 clinical trial on BLU-5937 for the treatment of patients with chronic pruritus associated with atopic dermatitis, in Q2 2020, with topline data expected in mid-2021;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•	our expectations relating to the timing and cost of significant preclinical study and clinical trial milestones;

•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, effectiveness and safety of our product candidates, including BLU-5937;

•	our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937;

•	our estimates and assessment of the potential markets for our product candidates;

•	our expectations regarding pricing and acceptance of our product candidates by the market;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approvals to market our product candidates;

•	our expectations with respect to the cost of preclinical studies and clinical trials and commercialization of our product candidates, including BLU-5937;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy;

•	potential milestone payments and royalties pursuant to license agreements and other partnerships; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	estimates and projections regarding our industry;

•	market acceptance of our product candidate;

•	future success of current research and development activities;

•	achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	that the timeline and costs for our preclinical and clinical programs are not incorrectly estimated or affected by unforeseen circumstances;

•	absence of material deterioration in general business and economic conditions;

•	the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” in this MD&A. Should one or more of the risks, uncertainties or other factors outlined in this MD&A materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

CORPORATE PROFILE

We are a clinical stage biopharmaceutical company focused on the development of novel therapeutics for the treatment of chronic cough and other hypersensitization disorders. Our product candidate, BLU-5937, is a twice daily oral small molecule specifically designed to be a highly selective antagonist of the P2X3 receptor, a clinically validated target linked to hypersensitivity. We are developing BLU-5937 for the treatment of chronic cough and chronic pruritus, or chronic itch. These hypersensitization-related disorders, which share a common pathophysiology that is mediated through the P2X3 receptor, represent areas of significant unmet medical need and potentially large market opportunities. We believe BLU-5937’s characteristics shown in our preclinical studies and Phase 1 trial position it as a differentiated treatment option in the P2X3 antagonists class.

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol “BLU”.

BUSINESS OVERVIEW

2020 Corporate Plan

Our priorities for 2020 will be focused on achieving the following:

•	Completing recruitment for the Company’s Phase 2 RELIEF trial for BLU-5937 in refractory chronic cough, anticipated by the end of March 2020.

•	Releasing top-line data for our Phase 2 RELIEF trial for BLU-5937 in refractory chronic cough patients, anticipated in mid-2020.

•	Initiating a Phase 2 trial of BLU-5937 in patients with chronic pruritus associated with atopic dermatitis (“AD”) in Q2 2020, with top-line results anticipated in mid-2021.

•	Pursuing activities that will further enable late-stage clinical development of BLU-5937.

•	Presenting detailed BLU-5937 Phase 2 RELIEF trial data at a medical conference.

2019 Highlights and Recent 2020 Developments

•	Ongoing Phase 2 RELIEF trial of BLU-5937 for the treatment of refractory chronic cough, with top-line results anticipated in mid-2020.

In July 2019, we enrolled the first patient in the Phase 2 RELIEF trial of BLU-5937 for the treatment of refractory chronic cough. We expect to complete patient enrollment by the end of March with topline results anticipated in mid-2020.

•	Completed a clinical Phase 1 drug-drug interaction (“DDI”) trial of BLU-5937 in 28 healthy adult subjects demonstrating no clinically significant interaction with CYP3A4, OATP1B1 and BCRP.

In December 2019, we completed a DDI trial, which indicated that the administration of BLU-5937 should not affect the elimination of other drugs that are substrates of these enzymes/transporters. BLU-5937 was found to be safe and generally well tolerated in the trial (200 mg BID dose administered for 10 days). Two subjects out of 28 (7%) reported a mild taste alteration, which occurred only on the first day of dosing.

•	Closed a US$79.4 million equity offering and began trading on the Nasdaq.

In September 2019, we completed an offering of our common shares resulting in gross proceeds to BELLUS Health of US$79.4 million. Concurrently with the pricing of our equity offering, our common shares began trading on the Nasdaq on September 5, 2019.

•	Appointed Catherine Bonuccelli, MD as Chief Medical Officer.

In August 2019, we hired Dr. Bonuccelli, who brings over 20 years of pharmaceutical experience at GSK and Astra Zeneca with significant expertise in clinical development of respiratory products.

•	Obtained clearance of U.S. IND for the BLU-5937 Phase 2 trial in chronic pruritus; Phase 2 trial to commence in Q2 2020.

On February 20, 2020, the U.S. Food and Drug Administration ("FDA") accepted our Investigational New Drug ("IND") application for BLU-5937 for the treatment of chronic pruritus associated with AD, also known as eczema. The clinical Phase 2 trial is expected to be initiated in Q2 2020. In July 2019, we announced that we were expanding our BLU-5937 P2X3 antagonist platform to include chronic pruritus and in September 2019, presented preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference.

•	Held a Key Opinion Leader (“KOL”) meeting to discuss the state of chronic cough treatment.

In July 2019, we held a KOL event, which was led by Dr. Jacky Smith, Professor at the University of Manchester, United Kingdom, to discuss chronic cough and BLU-5937. A replay of the event is available on the Events & Presentations page of our website.

•	Ended the year with cash, cash equivalents and short-term investments totalling $116.9 million (US$90.0 million).

September 2019 Equity Offering, Nasdaq Listing and Share Consolidation

In September 2019, we raised total gross proceeds of $104.6 million (US$79.4 million) by issuing a total of 11,179,451 common shares in the United States and in Canada (the “2019 Offering”). Concurrently with the pricing of our equity offering, our common shares began trading on the Nasdaq on September 5, 2019. Our common shares are now dual-listed on the Nasdaq and the TSX.

On September 9, 2019, we closed an equity offering, issuing 9,859,155 common shares from treasury at a price of $9.35 (US$7.10) per share for gross proceeds of $92.2 million (US$70.0 million). On September 17, 2019, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 1,320,296 common shares from treasury at a price of $9.40 (US$7.10) per share, for additional gross proceeds of $12.4 million (US$9.4 million). We intend to use the net proceeds of the 2019 Offering, together with the cash, cash equivalents and short-term investments on hand at the time of closing, primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

Prior to the financing, we completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares, effective on August 19, 2019, in order to increase our share price to allow listing on the Nasdaq. With the share consolidation, our number of outstanding common shares was reduced from approximately 159.1 million outstanding common shares to approximately 44.2 million outstanding common shares at August 19, 2019.

Our Pipeline

The following table sets forth the status of our BLU-5937 pipeline.

BLU-5937 for Chronic Cough

We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency in refractory chronic cough patients.

We are currently conducting a Phase 2 clinical trial of BLU-5937 for patients with refractory chronic cough, which we refer to as the RELIEF (A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Trial of BLU-5937 in Subjects with Unexplained or Refractory Chronic Cough) trial. The trial was initiated in July 2019 and we expect to report topline data in mid-2020.

The RELIEF trial is a randomized, double-blind, placebo-controlled, dose escalation and two-period crossover design trial to assess the efficacy, safety and tolerability of BLU-5937 at four doses: 25, 50, 100 and 200 mg BID. Doses are escalated at four-day intervals. Approximately 65 patients with refractory chronic cough are expected to be enrolled at 16 clinical sites located in the United Kingdom and United States. We enrolled the first patient in the RELIEF trial at the end of July 2019. The end of patient enrollment is expected by the end of March 2020.

The four doses selected for the RELIEF trial were based on pharmacokinetic/pharmacodynamic modeling using data gathered from preclinical cough studies, data from a Phase 2 clinical trial with a class competitor and the BLU-5937 Phase 1 trial. Based on that modeling, it is anticipated that the optimal therapeutic doses will be 50 mg to 100 mg BID; however, to allow a better characterization of the dose response range and proper dose selection for future clinical trials, the 25 mg BID and 200 mg BID doses are also being evaluated.

The primary efficacy endpoint of the RELIEF trial is the change from baseline in awake cough frequency as measured by a cough recorder at the end of each dose level. Secondary efficacy endpoints include the change in 24-hour cough frequency and the change in the Leicester Cough Questionnaire, Cough Severity Visual Analogue Scale (VAS) and the Global Rating of Change Scale.

Phase 1 results showed that no subjects in the BLU-5937 arm receiving anticipated therapeutic doses reported any loss of taste perception, and only one subject out of 24 (<5%) reported transient and sporadic taste alteration only on the first day of dosing. No subject reported total loss of taste at any dose. The RELIEF trial will also collect taste adverse event data to potentially build on this clinical evidence. To fully characterize any potential taste disturbance effects seen in the RELIEF trial, a questionnaire will be provided to patients who report taste side effects in the trial.

The key inclusion criteria in the RELIEF trial are that patients must have unexplained or refractory chronic cough for at least one year, an awake cough count of ≥ 10 per hour (Awake Cough Count at Screening) and a score of ≥ 40mm on the Cough Severity VAS at Screening. Current or past smoking (within the past six months) or a diagnosis of chronic obstructive pulmonary disease, bronchiectasis, or idiopathic pulmonary fibrosis are key exclusion criteria.

The RELIEF trial is being conducted with Illingworth Research Group, a clinical research organization which has conducted multiple clinical trials in chronic cough. Each of the trial sites are experienced in conducting chronic cough trials. Many of the sites are Centers of Excellence for the treatment of chronic cough and have access to a significant pool of patients.

In our Phase 1 trial conducted with healthy volunteers given BLU-5937, at the anticipated therapeutic doses of 50 mg to 100 mg, no subjects reported loss of taste perception and only one subject out of 24 (<5%) reported a transient and sporadic taste alteration, which occurred only on the first day of dosing.

Our preclinical studies demonstrated that BLU-5937 is a highly selective P2X3 antagonist exhibiting a potent anti-tussive effect without affecting taste perception. In a guinea pig cough model, BLU-5937 showed comparable anti-tussive efficacy to the current leading P2X3 antagonist in development, Merck & Co’s gefapixant. In a rat taste model, BLU-5937 was not associated with taste loss whereas, consistent with clinical trial data previously presented by Merck & Co, gefapixant led to significant taste loss.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks, and may have a significant adverse impact on patients’ quality of life. It is estimated that more than 26 million adults in the United States suffer from chronic cough, with more than 2.6 million of those people having refractory chronic cough lasting more than one year. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, incontinence, and disruption of social interactions. Currently, there is no therapy approved specifically for the treatment of refractory chronic cough, and the most advanced P2X3 antagonist therapy in development has substantial tolerability issues, including significant taste alteration or loss. BLU-5937 may be a differentiated option, with little to no effect on taste.

BLU-5937 Drug-Drug Interaction Trial

We are pursuing BLU-5937 enabling activities to prepare our program for later stage clinical development. We completed in December 2019 a clinical Phase 1 drug-drug interaction (DDI) trial in 28 healthy adult subjects to study potential interactions of BLU-5937 (200 mg BID for 10 days) with CYP3A4, OATP1B1 and BCRP. This trial revealed that BLU-5937 is not a CYP3A4 inducer. BLU-5937 was shown to be a weak inhibitor of OATP1B1 and a very weak inhibitor of BCRP, which is not considered clinically meaningful at the predicted therapeutic doses studied in the Phase 2 RELIEF trial. These results indicate that the administration of BLU-5937 should not affect the elimination of other drugs that are substrates of these enzymes/transporters. Furthermore, the weak inhibition of OATP1B1 is consistent with the hypothesis that BLU-5937 is affecting bilirubin disposition at predicted supra-therapeutic doses. BLU-5937 was found to be safe and generally well tolerated in the trial. Only two subjects out of 28 (7%) reported a mild taste alteration, only on the first day of dosing.

KOL Meeting to Discuss the State of Chronic Cough Treatment

In July 2019, we held a KOL meeting led by Dr. Jacky Smith to discuss chronic cough. The event included discussions on the unmet medical need, a review of current therapies in development, including P2X3 antagonists, as well as a clinical and regulatory update on our P2X3 antagonist product candidate for the treatment of chronic cough, BLU-5937.

Dr. Jacky Smith, MB, ChB, FRCP, PhD, is a Professor of Respiratory Medicine at the University of Manchester, United Kingdom and an Honorary Consultant at University Hospital of South Manchester NHS Foundation Trust. Dr. Smith runs a multi-disciplinary research team whose focus is on understanding mechanisms underlying pathological cough, and a regional clinical service seeing patients with refractory chronic cough. Her main research interests lie in developing new endpoints in cough monitoring, understanding the mechanisms underlying cough in respiratory diseases and the testing of novel anti-tussive therapies. Dr. Smith is the Principal Investigator of our Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough.

BLU-5937 for Chronic Pruritus

On February 20, 2020, the FDA accepted our IND application for the clinical Phase 2 trial of BLU-5937 in chronic pruritus associated with AD, thus clearing the start of the trial in the United States. We expect to initiate the Phase 2 trial in Q2 2020 and report topline data in mid-2021. In July 2019, we announced that were developing BLU-5937 for a second indication, chronic pruritus. We believe BLU-5937 may be a viable treatment option for patients with chronic pruritus associated with AD.

Preclinical studies conducted by us provided evidence that the ATP-induced hypersensitization mediated by P2X3 receptors in cutaneous C-fibers plays a key role in pruritus. In multiple animal models of pruritus, we observed that treatment with BLU-5937 resulted in significant anti-pruritic effect. We presented preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference in September 2019.

The clinical Phase 2 trial will be a randomized, double-blind, placebo-controlled, parallel group design trial to assess the efficacy, safety, and tolerability of BLU-5937 in approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate AD. The trial is expected to be a two-arm study comparing BLU-5937 to placebo, each administered orally, twice-daily (BID), for four weeks.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and significantly impacts quality of life. It is a hallmark of many conditions, including AD. It is estimated that AD affects more than 16.9 million adults in the United States. Despite currently available treatments, an estimated 40-50% of AD patients have inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

BLU-5937 P2X3 Antagonist Platform

BLU-5937, a highly selective P2X3 antagonist – (>1500 fold) for human P2X3 receptors, which are implicated in chronic cough, versus P2X2/3 receptors, which play a major role in taste - has the potential to be an important treatment option for chronic cough, chronic pruritus patients and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway is a rational target for treating chronic cough, and it has been validated in multiple clinical trials with different P2X3 antagonists. With a low-selectivity P2X3 antagonist therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. We believe that our highly selective P2X3 antagonist can also reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors. This hypothesis has been validated in a recent clinical trial with a more selective antagonist of P2X3; however, BLU-5937 is the most selective of the P2X3 antagonists currently being studied.

There are important similarities between chronic cough and chronic pruritus with respect to the P2X3 signaling pathway. Both conditions present inflammatory underlying conditions that trigger ATP release. Extracellular ATP activates P2X3 receptors in the upper airways or in the skin, which transmit an irritation signal to the brain that is interpreted as an urge to cough or urge to scratch, respectively.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling us to build a pipeline of therapies using our P2X3 platform. We are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

Appointment of a Chief Medical Officer

In August 2019, we appointed Catherine Bonuccelli, MD to the role of CMO. Dr. Bonuccelli is a pediatric pulmonologist that brings to BELLUS Health over 20 years of pharmaceutical experience with significant expertise in clinical development of respiratory products. Prior to joining BELLUS Health, Dr. Bonuccelli held a number of leadership positions focusing on the late-stage clinical development of large and small molecule programs in the respiratory and inflammation therapeutic areas. During her more than 20-year tenure with AstraZeneca, she played a number of roles, including Global Medicines Clinical Vice President for the Inflammation, Neuroscience, & Respiratory Therapeutic Area, and Therapy Area Clinical Vice President, Respiratory and Inflammation. Dr. Bonuccelli subsequently spent more than four years serving as US Medical Affairs Respiratory Therapeutic Area Head for GSK.

Other

We have exclusive worldwide development and commercialization rights to BLU-5937 in all indications. Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets, included the United States of America, Europe, Japan and China until 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for the treatment of chronic cough using BLU-5937 expiring in 2034 and for avoiding loss of taste response while treating a chronic cough patient with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations.

2018 Equity Offering

On December 18, 2018, we closed an equity offering, issuing a total of 10,233,918 common shares from treasury at a price of $3.42 per share for aggregate gross proceeds of $35 million (the “2018 Offering”). The 2018 Offering was subscribed in vast majority by U.S. institutional healthcare investors led by OrbiMed. In addition, we issued to the agents of the 2018 Offering 402,851 broker warrants to buy one common share at a price of $3.42 per share, exercisable until June 18, 2020.

Selected Financial Information

(In thousands of dollars, except per share data)

	Years ended December 31
	2019	2018	2017
Revenues	$35	$35	$165

Expenses:
Research and development	26,119	7,185	3,610
Research tax credits	(710)	(653)	(289)
	25,409	6,532	3,321
General and administrative	8,726	3,409	2,529
Total operating expenses	34,135	9,941	5,850
Results from operating activities	(34,100)	(9,906)	(5,685)
Finance income	1,520	746	80
Finance costs	(1,886)	(5)	(61)
Net finance (costs) income	(366)	741	19
Change in fair value of contingent consideration receivable	-	81	-
Realized gain on sale of investment in FB Health	-	-	1,909
Gain on sale of subsidiary	-	-	1,944
Loss before income taxes	(34,466)	(9,084)	(1,813)
Deferred tax expense	-	-	61
Net loss for the year	$(34,466)	$(9,084)	$(1,874)
Loss per share – Basic and diluted	$(0.73)	$(0.27)	$(0.10)

Financial Position:

	At December 31,	At December 31,	At December 31,
	2019	2018	2017
Total assets	$125,188	$53,300	$28,498
Total non-current financial liabilities	$27	$ Nil	$ Nil

RESULTS OF OPERATIONS

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For the year ended December 31, 2019, net loss amounted to $34,466,000 ($0.73 per share), compared to $9,084,000 ($0.27 per share) for the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus, and to higher general and administration expenses.

Research and development expenses, net of research tax credits, amounted to $25,409,000 for the year ended December 31, 2019, compared to $6,532,000 for the previous year. The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly for the manufacturing of active pharmaceutical ingredient for upcoming studies and activities in relation to the Phase 2 trial in refractory chronic cough, for which the first patient was enrolled in July 2019. We expect these expenses to continue to increase in subsequent years as we pursue the Phase 2 trial in refractory chronic cough, the development of BLU-5937 into a second indication, chronic pruritus, for which we expect a Phase 2 trial will be initiated in Q2 2020, and BLU-5937 enabling activities to prepare the program for later stage clinical development.

General and administrative expenses amounted to $8,726,000 for the year ended December 31, 2019, compared to $3,409,000 for the previous year. The increase is mainly due to increased general and administrative costs incurred since our Nasdaq listing in September 2019 as well as to higher stock-based compensation expense in relation to our deferred share unit plan and our stock option plan.

Net finance costs amounted to $366,000 for the year ended December 31, 2019, compared to net finance income of $741,000 for the previous year. The increase in net finance costs is primarily attributable to foreign exchange loss that arose from the translation of our net monetary assets denominated in US dollars, partially offset by higher interest income due to increased cash, cash equivalents and short-term investments position following the 2019 Offering.

Change in fair value of contingent consideration receivable for the year ended December 31, 2019 amounted to nil compared to an increase of $81,000 for the previous year. The contingent consideration receivable is related to the sale of our equity interest in FB Health S.p.A. (“FB Health”) in June 2017.

As at December 31, 2019, total assets amounted to $125,188,000, compared to $53,300,000 as at December 31, 2017. The increase is primarily due to the funds received from the 2019 Offering, offset by funds used to finance our operating activities. Total non-current financial liabilities amounted to 27,000 as at December 31, 2019, compared to nil as at December 31, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For the year ended December 31, 2018, net loss amounted to $9,084,000 ($0.27 per share), compared to $1,874,000 ($0.10 per share) for the previous year. Net loss for 2017 included a gain on the sale of our wholly-owned subsidiary, Thallion Pharmaceuticals Inc. (“Thallion”), to Taro Pharmaceuticals Inc. (“Taro”) in March 2017 in the amount of $1.9 million and a realized gain on the sale of our equity interest in FB Health in the amount of $1.9 million. Excluding these gains, the increase in net loss is primarily attributable to higher research and development expenses.

Revenues amounted to $35,000 for the year ended December 31, 2018, compared to $165,000 for the previous year. Revenues in 2017 are mainly attributable to a service agreement with Taro following the sale of Thallion to Taro in March 2017.

Research and development expenses, net of research tax credits, amounted to $6,532,000 for the year ended December 31, 2018, compared to $3,321,000 for the previous year. The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, including the clinical Phase 1 trial completed in 2018.

General and administrative expenses amounted to $3,409,000 for the year ended December 31, 2018, compared to $2,529,000 for the previous year. The increase is mainly due to higher stock-based compensation expense in relation to our stock option plan and deferred share unit plan.

Net finance income amounted to $741,000 for the year ended December 31, 2018, compared to $19,000 for the previous year. The increase is primarily attributable to higher interest income due to the increased cash, cash equivalents and short-term investments position following the 2017 Offering as well as to the foreign exchange gain that arose from the translation of the net monetary assets denominated in US dollars.

Change in fair value of contingent consideration receivable amounted to an increase of $81,000 for the year ended December 31, 2018, compared to nil for the previous year. The contingent consideration receivable is related to the sale of our equity interest in FB Health in June 2017.

Realized gain on sale of investment in FB Health amounted to $1,909,000 for the year ended December 31, 2017 and is related to the sale of our equity interest in FB Health in June 2017, as discussed previously.

Gain on sale of subsidiary amounted to $1,944,000 for the year ended December 31, 2017 and is related to the sale of our wholly-owned subsidiary Thallion in March 2017, as discussed previously.

As at December 31, 2018, total assets amounted to $53,300,000, compared to $28,498,000 as at December 31, 2017. The increase is primarily due to the funds received from the 2018 Offering, offset by funds used to finance operating activities. Total non-current financial liabilities amounted to nil as at December 31, 2018 and December 31, 2017.

Quarter Ended December 31, 2019 Compared to Quarter Ended December 31, 2018

For the three-month period ended December 31, 2019, net loss amounted to $13,163,000 ($0.24 per share), compared to $2,630,000 ($0.08 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses, higher general and administration expenses as well as a higher foreign exchange loss.

Research and development expenses, net of research tax credits, amounted to $9,302,000 for the three-month period ended December 31, 2019, compared to $2,268,000 for the corresponding period the previous year. The increase is attributable to expenses incurred in relation to the development of BLU-5937, including for the manufacturing of active pharmaceutical ingredient for upcoming studies and activities in relation to the Phase 2 trial in refractory chronic cough.

General and administrative expenses amounted to $2,756,000 for the year ended December 31, 2019, compared to $871,000 for the previous year. The increase is mainly due to increased general and administrative costs incurred since our Nasdaq listing in September 2019 as well as to higher stock-based compensation expense in relation to our deferred share unit plan and our stock option plan.

Net finance costs amounted to $1,114,000 for the three-month period ended December 31, 2019, compared to net finance income of $500,000 for the corresponding period the previous year. The increase in net finance costs is primarily attributable to foreign exchange loss that arose from the translation of our net monetary assets denominated in US dollars, partially offset by higher interest income due to increased cash, cash equivalents and short-term investments position following the 2019 Offering.

Quarterly Results

(in thousands of dollars, except per share data)

			Basic and
			diluted loss
Quarter	Revenues	Net loss	per share
Year ended December 31, 2019
Fourth	$9	$(13,163)	$(0.24)
Third	9	(8,610)	(0.18)
Second	8	(7,902)	(0.18)
First	9	(4,791)	(0.11)

Year ended December 31, 2018
Fourth	$9	$(2,630)	$(0.08)
Third	9	(3,047)	(0.09)
Second	8	(1,564)	(0.05)
First	9	(1,843)	(0.05)

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increase in net loss for the fourth quarter of 2019 is primarily attributable to higher research and development expenses, higher general and administration expenses as well as to a higher foreign exchange loss. The increases in net loss for the third quarter of 2019, the second quarter of 2019 and the first quarter of 2019 are primarily attributable to higher research and development expenses in relation to the BLU-5937 program.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $381,000 under the consulting and services agreement for both the years ended December 31, 2019 and 2018.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2019, we had available cash, cash equivalents and short-term investments totaling $116,884,000 (US$89,980,000), compared to $48,906,000 (US$35,863,000) as at December 31, 2018. For the year ended December 31, 2019, the net increase in cash, cash equivalents and short-term investments amounted to $67,978,000, compared to a net increase of $25,018,000 for the corresponding period the previous year. Working capital amounted to $112,537,000 as at December 31, 2019, compared to $48,148,000 as at December 31, 2018. The net increase in cash and working capital for the year ended December 31, 2019 is primarily attributable to funds received from the 2019 Offering, offset by funds used to finance our operating activities, mainly the research and development of our product candidate BLU-5937.

The other significant changes in our financial position as at December 31, 2019, compared to the financial position as at December 31, 2018, are as follows:

-	The increase in Trade and other payables reflects the Company’s increased operations in 2019.

-	The increase in Prepaid and other assets is mainly due to payments made in relation to the BLU-5937 Phase 2 trial and general and administrative costs.

Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations in the foreseeable future.

We do not have any long-term debt nor do we have pre-arranged credit facilities or other sources of financing cash flows.

We are subject to a number of risks, including risks associated with the conduct of our product candidate’s development programs and their results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. We have incurred significant operating losses and negative cash flows from operations since inception. To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, assets sales and the proceeds from research tax credits. Our ability to ultimately achieve future profitable operations is dependent upon the successful expansion and development of our project pipeline, obtaining regulatory approval in various jurisdictions and successful sale or commercialization of our products and technologies, which is dependent on a number of factors outside of the our control. Refer to the Risk Factors section below.

Also refer to Financial Condition – Contractual Obligations and Financial Risk Management – Liquidity Risk sections for further details on our liquidity and capital resources.

Financing and Investing Activities

In September 2019, we raised total gross proceeds of $104.6 million (US$79.4 million) from the 2019 Offering by issuing a total of 11,179,451 common shares at a price of US$7.10 per share, including an overallotment option for 1,320,296 common shares exercised on September 17, 2019 at a price of $9.40 (US$7.10). Net proceeds from the 2019 Offering amounted to $95.7 million (US$72.7 million).

The use of proceeds presented in our prospectus supplement dated September 4, 2019 did not include funds from the exercise of the overallotment option. Taking into consideration these additional funds, we intend to use the net proceeds of the 2019 Offering, together with our cash, cash equivalents and short-term investments on hand at the time of closing for the purposes and in the amounts indicated below.

	As per September 4, 2019 prospectus supplement		As at February 26, 2020, including overallotment option
BLU-5937 clinical trials in chronic cough and chronic pruritus	US$	46 million	US$	55 million
Preclinical studies	US$	10 million	US$	9 million
Manufacturing, formulation and scale-up	US$	13 million	US$	14 million
Other project costs	US$	4 million	US$	4 million

with the remaining net proceeds allocated to administrative expenses, working capital and other general corporate purposes.

As at December 31, 2019, we have used US$9.1 million of the net financing ($14.5 million including a foreign exchange loss of $2.4 million).

During 2019, we purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $93,367,000, and redeemed at maturity or sold short-term investments for an aggregate amount of $33,482,000 (purchased for $33,751,000 and redeemed at maturity or sold for $16,100,000 in 2018).

In December 2018, we completed the 2018 Offering by issuing 10,233,918 common shares from treasury at a price of $3.42 per share for aggregate gross proceeds of $35 million. In addition, 402,851 broker warrants exercisable for common shares were issued to the agents. Each warrant entitles the holders to buy one common share at a price of $3.42 per share for a period of 18 months from the closing of the 2018 Offering.

Other

As at February 26, 2020, we had 55,378,660 common shares outstanding and 60,277,193 common shares on a fully diluted basis, including 4,726,943 stock options granted under the stock option plan and 171,590 broker warrants issued in relation to the 2018 Offering.

During 2019, we granted 1,548,330 stock options (1,194,446 in 2018), and 41,667 stock options were exercised (nil in 2018). We received an aggregate amount $75,000 and issued 41,667 common shares from treasury in 2019 upon the exercise of stock options.

During 2019, we received an aggregate amount of $1,208,000 and issued 535,406 common shares from treasury upon the exercise of broker warrants issued in connection with our 2017 and 2018 equity offering. Also, during the year, 3,282 broker warrants expired. During 2018, we received an amount of $266,000 and issued 194,444 common shares from treasury upon the exercise of broker warrants issued in connection with our 2017 equity offering.

Contractual Obligations

As at December 31, 2019, our minimum future contractual obligations are principally for payments in relation to property leases, consulting fees for Picchio International, trade and other payables and contracts for research and development activities. Future contractual obligations by year of maturity are presented below.

Contractual obligations			2021
(in thousands of dollars)	Total	2020	and after
Lease liabilities	$259	$230	$29
Consulting fees	250	250	—
Trade and other accrued liabilities	9,671	9,671	—
Contracts for research and development activities	11,332	11,216	116

We are potentially liable in relation to the following indemnity agreement:

In March 2017, we entered into a Share Purchase Agreement with Taro for the sale of our wholly-owned subsidiary Thallion, including all the rights to the drug candidate ShigamabTM. We agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the Share Purchase Agreement. No indemnity provision has been recorded as at December 31, 2019 and 2018 for this matter as we do not expect to make any payments under this indemnity agreement.

We have a letter of credit issued in connection with a lease agreement in the amount of $50,000. Cash is pledged under the letter of credit and is presented as restricted cash under non-current Other assets in the consolidated statement of financial position as at December 31, 2019.

We have entered into other agreements which involve future commitments, including an agreement with NEOMED. Refer to note 16 (c) to the consolidated financial statements for the year ended December 31, 2019 for details.

We have not engaged in commodity contract trading or off-balance sheet financing.

FINANCIAL RISK MANAGEMENT

This section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how we manages those risks.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade and other receivables. We invest our cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. We have investment policies that are designed to provide for the safety and preservation of principal, liquidity needs and yields that are appropriate.

As at December 31, 2019, our maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We require continued access to capital markets to support our operations, as well as to achieve our strategic plans. Any impediments to our ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of our financial condition or prospects, could have a materially adverse effect on us. In addition, our access to financing is influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure, as outlined in note 19 to the consolidated financial statements for the year ended December 31, 2019 (Capital Disclosures). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors our annual operating and capital budgets, as well as any material transactions.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than Canadian dollars. Our exposure relate primarily to changes in the Canadian dollar versus the US dollar exchange rate. For foreign currency transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in our cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each reporting date, the impact of which is reported as a foreign exchange gain or loss in income.

Our objective in managing our foreign currency risk is to minimize our net exposures to foreign currency cash flows, by transacting with third parties in our functional currency to the maximum extent possible and practical and holding cash, cash equivalents and short-term investments as well as incurring borrowings in our functional currency. We hold a portion of our cash, cash equivalents and short-term investments in US dollars to meet our liquidity needs in US dollars, but do not use derivative financial instruments to reduce our foreign exchange exposure. Note 20 (d) to the consolidated financial statements for the year ended December 31, 2019 provides indication of our significant foreign exchange currency exposures as at that date.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. Our financial instruments exposed to interest rate risk are cash and cash equivalents, short-term investments and restricted cash. We believe that the risk that we will realize a loss as a result of the decline in the fair value of our cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity. Our capacity to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

We have had no interest rate hedging activities during the current year.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in the reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. The Chief Executive Officer and the Chief Financial Officer are assisted in this responsibility by our disclosure committee, which is composed of members of senior management. Based on an evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2019 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that our ICFR were effective as of December 31, 2019. The assessment is not subject to an attestation report of our auditors regarding ICFR.

Changes in Internal Controls Over Financial Reporting

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, we have filed certificates signed by the Chief Executive Officer and the Chief Financial Officer, that, among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in our ICFR during the quarter ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect our ICFR.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to adopt accounting policies and to make certain judgments, estimates and assumptions that we believe are reasonable based upon the information available at the time these decisions are made. These accounting policies, judgments, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates.

Our significant accounting policies are described in note 3 to the consolidated financial statements for the year ended December 31, 2019. Management considers that the following accounting policies and estimates are more important in assessing, understanding and evaluating our consolidated financial statements.

Accrued expenses: As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with personnel and service providers to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. For research and development activities, the majority of service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. There may be instances in which payments to the service providers will exceed the level of services provided and result in a prepayment of the expense.

In-process research and development asset: The in-process research and development (“IPR&D”) asset is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. We account for subsequent research and development costs associated with the acquired IPR&D asset consistent with the research and development policy in note 3 (d) to the consolidated financial statements. We assess at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount.

Note 2 (d) to the consolidated financial statements provides additional information regarding the use of estimates and judgements in the application of accounting policies.

CHANGES IN ACCOUNTING POLICIES

Changes in significant accounting policies in 2019

On January 1, 2019, we adopted the new accounting standard IFRS 16, Leases issued by the IASB. As a result, we, as a lessee, recognize a right-of-use asset representing our rights to use the underlying asset and a lease liability representing our obligation to make lease payments in our statement of financial position, in relation to our property leases.

Further information on this accounting change can be found in notes 4 and 6 to the consolidated financial statements for the year ended December 31, 2019.

Change in functional and presentation currency in 2020:

As a result of the advancement of our development programs, we anticipate higher research and development costs in future periods which will be denominated mainly in US dollars. In addition, these will be financed from proceeds received from our new financing in US dollars in September 2019. As a result of these changes, we have determined that the US dollar will better reflect the primary economic environment in which we will operate in the future, as a result of these changes, a significant portion of our expenses and net assets are and will continue to be denominated in US dollars. Therefore, effective January 1, 2020, we adopted the US dollar as our functional and presentation currency. On January 1, 2020, the change in functional currency will result in the assets, liabilities and equity transactions as of January 1, 2020 being translated in US dollars using the exchange rate in effect on that date and the change in functional currency will then be applied prospectively. The change in presentation currency will be applied retrospectively resulting in the comparative financial information being recasted into US dollars.

RISK FACTORS

Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to the Company’s “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.

Risks related to our business

We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.

To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As at December 31, 2019, we had available cash, cash equivalents and short-term investments totaling $116.9 million (US$90.0 million). Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations into the foreseeable future. We will need to raise additional capital to fund our operations and to develop BLU-5937. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.

Our product candidate, BLU-5937, is still only in development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop BLU-5937, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2018 and 2019, we incurred net losses of $9.1 million and $34.5 million, respectively. As of December 31, 2019, we had an accumulated deficit of $522.5 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss.

Our prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development.

We currently have no products for sale and may never be able to successfully develop products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate BLU-5937, which may never occur. We are focusing our efforts and resources into the development of BLU-5937. Our business thus depends on the successful preclinical and clinical development, regulatory approval and commercialization of BLU-5937, for which we must conduct additional preclinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We anticipate that our ability to generate revenues will depend on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize BLU-5937, we may never generate revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

We rely on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for BLU-5937.

We have designed the clinical trials for BLU-5937. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The U.S. Food and Drug Administration, or the “FDA”, and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of BLU-5937 may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of BLU-5937 on a timely basis or at all.

We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient, or “API”, for BLU-5937 and another third-party contract manufacturer to manufacture the final drug product, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of BLU-5937 and any other future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of BLU-5937, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for BLU-5937 manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical studies, human clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.

Our third-party contract manufacturer for the API for BLU-5937 is located in China. The COVID-19 (coronavirus) outbreak could potentially disrupt the operations of such third-party contract manufacturer if any of its employees are suspected or have been infected by the virus, and identified as a possible source of spreading the infection. Our contract manufacturer may also be required to disinfect its production plant and therefore suffer a temporary suspension of business operations.

If our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have only produced small quantities of BLU-5937 at kilogram scale for use in preclinical studies and clinical trials.

Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariff’s or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical effectiveness of BLU-5937 is not yet supported by clinical data.

The preclinical toxicology studies and the Phase 1 topline data announced in November 2018 showed that BLU- 5937 has a favorable safety and tolerability profile. However, the clinical safety of BLU-5937 has to be demonstrated through further clinical studies. The clinical effectiveness of BLU-5937 is not yet supported by clinical data and the medical community has not yet developed a large body of peer reviewed literature that supports the safety and efficacy of BLU-5937. If future studies call into question the safety or efficacy of BLU-5937 or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected.

Even if BLU-5937 or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.

Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable products.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results in earlier studies. For instance, in June 2016, we announced that KIACTA (eprodisate) did not meet the primary efficacy endpoint in a Phase 3 clinical trial. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. If we fail to adequately demonstrate the safety and efficacy of BLU-5937, we will not be able to obtain the required regulatory approvals to commercialize that product candidate.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards, and must meet the requirements of these authorities; must meet requirements for informed consent; and must meet requirements for good clinical practices.

We may not be able to comply with these requirements. We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling patients in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of patients with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of patients to complete clinical trials in a timely manner. Patient enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. BLU-5937 and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.

Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly.

Even if we or any future partners obtain regulatory approvals for our product candidates, we will be subject to ongoing government regulation.

Even if regulatory authorities approve BLU-5937 or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.

In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not achieve our projected development goals in the announced and expected time frames.

From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the launch of BLU-5937 or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.

If we or our partners fail to obtain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, our ability to successfully commercialize our products would depend significantly on the ability to obtain acceptable prices and the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Coverage and reimbursement policies for drug products can differ significantly among payors as there is no uniform policy of coverage and reimbursement for drug products among U.S. third-party payors. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. While we have not commenced discussions with any such parties, these third-party payors frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Even if we obtain coverage for a given product candidate, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high.

In addition, the continuing efforts of third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government controls to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that we or any current or potential collaborators could receive for any of the products and could adversely affect profitability. In addition, in Canada and in many other countries, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the pharmaceutical industry. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. If we fail to obtain acceptable prices, coverages or an adequate level of reimbursement for our products, the sales of the products would be adversely affected or there may be no commercially viable market for our products.

Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat chronic cough and those companies that develop products that, when approved, could be used off-label to treat cough. We are aware of other companies targeting chronic cough as the primary outcome measure in clinical studies of products. There are multiple companies developing products at varying stages of development specifically intended to treat chronic cough including Merck & Co., Bayer AG, Shionogi Inc. and NeRRe Therapeutics Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us. Of these companies, Merck, Bayer and Shionogi are developing P2X3 antagonists for chronic cough that could compete directly with BLU-5937. Moreover, there are multiple companies developing therapeutic treatments for atopic dermatitis specifically, or various other forms of pruritus which could also have a therapeutic effect on atopic dermatitis itch including Sanofi S.A., Bayer AG, Pfizer Inc., Novartis International AG, LEO Pharma Inc., Menlo Therapeutics Inc., Vanda Pharmaceuticals Inc., Trevi Therapeutics Inc., Galderma S.A., Sienna Biopharmaceuticals, Inc., Tioga Pharmaceuticals, Inc. and Cara Therapeutics Inc.

We are heavily dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we would not be able to continue developing or commercializing BLU-5937. If we breach any of the agreements under which we license the use, development and commercialization rights to BLU-5937 or any other future product candidate or technology from third parties or if certain insolvency events were to occur, we could lose license rights that are critical to our business.

We have an exclusive worldwide license to develop and commercialize BLU-5937 pursuant to a license agreement with the NEOMED Institute, now adMare Bionnovations (“NEOMED”), that is critical to our business, which is subject to termination for breach of our terms and, therefore, our rights may only be available to us for as long as our development and commercialization activities are sufficient to meet the terms of the license. In addition, we may need to enter into additional license agreements in the future. Our existing license agreements impose, and any future license agreements may impose on us, various developments, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license, which would have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, our current or future licenses may provide for a reversion to the licensor of our rights in regulatory filings or other intellectual property or data that we regard as our own in the event the license terminates under certain circumstances, such as due to breach.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including with respect to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the rights of our licensors under the license agreements; and

•	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of BLU-5937 and any future product candidates, and what activities satisfy those diligence obligations.

Any disputes with our licensors over intellectual property that we have licensed from them may prevent or impair our ability to maintain our current licensing arrangements on acceptable terms. Termination or expiry of our license agreements could result in the loss of significant rights and could materially harm our ability to further develop and commercialize BLU-5937 or other future product candidates.

We depend on our licensors to protect a significant portion of our proprietary rights that derive from license agreements, including our exclusive worldwide license with NEOMED to develop and commercialize BLU-5937. BLU-5937 is covered by a patent that is not owned by us but is instead licensed to us by NEOMED. Moreover, our licensors under current licenses retain and our licensors under future licenses may retain certain rights and obligations.

Our business could suffer, for example, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not obtain adequate protection for our products through our intellectual property.

Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights. Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our in-licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.

The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that BLU-5937 does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or “USPTO”, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on December 31, 2019, giving effect to the one-for-3.6 consolidation of our common shares effective on August 19, 2019, our common shares traded between $3.49 and $11.20 per share on the TSX. Since their initial NASDAQ listing on September 5, 2019, up to December 31, 2019, our common shares traded between US$5.55 and US$7.88 per share on NASDAQ.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; and (14) difficulties in our ability to obtain additional financing.

The recent listing of our common shares on NASDAQ may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.

As at December 31, 2019, OrbiMed Advisors LLC (“OrbiMed”), Power Sustainable Capital Investments Inc. (“PSCI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc., a company in which Mr. Roberto Bellini, our President and Chief Executive Officer, has a 50% equity interest (“Rocabe” and, collectively with OrbiMed and PSCI, the “Major Shareholders”), together own, directly or indirectly, an aggregate of approximately 29.8% of our outstanding common shares. A decision by one or more of our Major Shareholders or any other significant shareholder to sell a substantial amount of our common shares could cause the trading price of our common shares to be adversely affected. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low. While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.

We do not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.

We would not be able to successfully commercialize product candidates if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize our product candidates successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.

We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Our operations are, in some instances, conducted in currencies other than our functional currency and a portion of our net monetary assets is denominated currencies other than our functional currency. Fluctuations in the value of foreign currencies relative to our functional currency could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.

Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities.

We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

Our Major Shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by our largest shareholders could have an impact on the market price of our common shares.

Our Major Shareholders together own, directly or indirectly, an aggregate of approximately 29.8% of our outstanding common shares as at December 31, 2019. Pursuant to a board representation agreement dated December 18, 2018 between us and Orbimed, Orbimed is entitled to cause one nominee to be included in the list of management nominees to be proposed for election to our Board at each shareholders’ meeting occurring following that date. Orbimed’s nomination right terminates on the date Orbimed ceases to beneficially hold at least 10% of our issued and outstanding common shares. OrbiMed’s nominated candidate is Mr. Khuong. In addition, pursuant to board representation agreements dated April 16, 2009, between us and each of PSCI and a predecessor to Rocabe (the “2009 Board Representation Agreements”), each of PSCI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. Despite their rights, each of PSCI and Rocabe has only nominated one candidate. PSCI’s and Rocabe’s right to two nominees each shall terminate on the date each of PSCI, on the one hand, and Rocabe, the FMRC Family Trust (“FMRC”) and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of our issued and outstanding common shares. Therefore, OrbiMed, PSCI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise a significant degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of the Company and may adversely affect the price of our common shares.

We may be required to make a payment under an indemnity agreement.

In March 2017, we entered into a share purchase agreement with Taro for the sale of our wholly-owned subsidiary Thallion., including all the rights to the product candidate ShigamabTM. We agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the share purchase agreement. We have no indemnity provision recorded as at December 31, 2019.

If we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.

Under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of   “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if it held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2018 and expect that we will be a PFIC for the current taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. Holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our common shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund,” or “QEF”, election or a mark-to-market election (if our common shares constitute “marketable” securities under the Code.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of  (i) the last day of the fiscal year in which we have total annual gross revenue of  US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the U.S. Securities Act; (iii) the date on which we have issued more than US$1 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Brexit may create volatility in markets and uncertainty regarding future laws and regulations in the United Kingdom and the rest of Europe.

Our Phase 2 clinical trial for the treatment of refractory chronic cough is being conducted at clinical sites located in the United Kingdom. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. On January 31, 2020, under the terms of the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community, the United Kingdom withdrew from the European Union, beginning a transition period ending on December 31, 2020, unless extended. While the terms of this withdrawal are still subject to negotiation between the United Kingdom and the European Union, the referendum has led to volatility in the financial markets of the United Kingdom and more broadly across Europe and may lead to a weakening in consumer, corporate and financial confidence in such markets. The referendum has also created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal, and has also given rise to calls for the governments of other European Union member states to consider withdrawal. The risks of changing laws and regulations in the United Kingdom are creating uncertainty for companies like us. Compliance with any such changing laws and regulations may be costly and consume substantial financial and management resources, as well as delay or prevent the development, promotion, marketing, or sale of our product candidates. The extent and process by which the United Kingdom may exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. This mid-to-long-term uncertainty may have an adverse effect on global economic conditions and on our ability to carry out our plans with respect to the development of BLU-5937, which in turn could have a material adverse effect on our business and financial condition.

Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.

The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:

•	develop or license new technologies that address the changing needs of the medical community; and
•	respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. Most of our directors and officers reside outside of the United States and all or a substantial portion of our assets and the assets of such persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or us.

There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible for U.S. holders of common shares to enforce those actions against us, certain of our directors and officers. Additionally, some of our directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for U.S. holders of common shares to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons.

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control.

The factors which may contribute to market price fluctuations of our common shares include, but are not limited to, the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which we operate;

•	addition or departure of our executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding common shares;

•	sales or perceived sales of additional common shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting our industry generally and its business and operations;

•	announcements of developments and other material events by us or our competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

We will incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a public company, particularly after we are no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and NASDAQ, impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations under Canadian securities laws, as well as our obligations in the United States.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, after we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company in the United States and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our Board.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.